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                                                                    Exhibit 99.3

                              I2 TECHNOLOGIES, INC.
                    INTERNATIONAL STOCK PURCHASE AGREEMENT -

         I hereby elect to participate in the i2 Technologies, Inc. International Employee Stock Purchase Plan (the "IESPP") for the purchase period specified below, and I hereby subscribe to purchase shares of Common Stock of i2 Technologies, Inc. (the "Corporation") in accordance with the provisions of this Agreement and the IESPP. I hereby authorize payroll deductions from each of my paychecks during the purchase period in the 1% multiple of my earnings (not to exceed a maximum of 15%) specified in my attached Enrollment Form.

         The IESPP is comprised of a series of successive 6-month purchase periods. Purchase periods will begin on the first business day of May (beginning May 1, 1997) and November each year. My participation will automatically remain in effect from purchase period to purchase period in accordance with my payroll deduction authorization, unless I withdraw from the IESPP or change the rate of my payroll deduction or unless my employment status changes. I may reduce the rate of my payroll deductions once during each purchase period but I may not increase the rate of my payroll deductions until the beginning of the next purchase period.

         My payroll deductions will be converted into U.S. Dollars on the last U.S. business day of each month during the purchase period. My payroll deduction (as converted into U.S. Dollars) will be accumulated for the purchase of shares of the Common Stock on the last business day of the purchase period. The purchase price per share will be 85% of the lower of (i) the fair market value per share of Common Stock on the start date of the purchase period or (ii) the fair market value per share on the purchase date. I will also be subject to IESPP restrictions (i) limiting the maximum number of shares which I may purchase during any purchase period to 1,000 shares and (ii) prohibiting me from purchasing more than $25,000 worth of Common Stock for each calendar year my purchase right remains outstanding. A stock certificate will be issued for the shares purchased on my behalf after the end of each purchase period.

         I can withdraw from the IESPP at any time prior to the last business day of the purchase period and elect either to have the Corporation refund all my payroll deductions for that period or to have such payroll deductions applied to the purchase of Common Stock at the end of such period. However, I may not rejoin that particular purchase period at any later date. Upon the termination of my employment for any reason or my loss of eligible employee status, my participation in the IESPP will immediately cease and all my payroll deductions for the purchase period in which my employment terminates or my loss of eligibility occurs will automatically be refunded. Should I die while an IESPP participant, my payroll deductions will automatically cease and my estate will receive a refund of my payroll deductions for the purchase period in which I die.

         If I take an unpaid leave of absence, my payroll deductions will immediately cease, and any payroll deductions for the purchase interval in which my leave begins will, at my election, either be refunded or applied to the purchase of shares of Common Stock at the end of the purchase period. Upon my return to active service, my payroll deductions will automatically resume at the rate in effect when my leave began.

         The Corporation has the right, exercisable in its sole discretion, to amend or terminate the IESPP at any time, with such amendment or termination to become effective immediately following the exercise of outstanding purchase rights at the end of any current purchase period. Should the Corporation elect to terminate the IESPP, I will have no further rights to purchase shares of Common Stock pursuant to this Agreement. Upon termination of employment, purchase rights under this plan will terminate regardless of whether or not prior notice of termination of employment was given to me.

         I acknowledge that I have received and may continue to receive the opportunity to purchase stock under the IESPP. I understand that the grant of a purchase right in one year or at one time does not in any way obligate i2 Technologies, Inc. or ______________ to make a grant or award in any future year or in any given amount. I acknowledge and understand that the IESPP is wholly discretionary in nature and is not to be considered part of my normal or expected compensation subject to severance, resignation, redundancy or similar pay.

         I hereby authorize and direct ________________ to disclose to i2 Technologies, Inc. or any of its subsidiaries such information regarding my employment, the nature and amount of my compensation and the fact and conditions of my participation in the IESPP as _________________ deems necessary to facilitate the administration of such Plan.


         I have received a copy of the Plan Summary and Prospectus summarizing the major features of the IESPP. I have read this Agreement and the Summary and Prospectus and hereby agree to be bound by the terms of both this Agreement and the IESPP. The effectiveness of this Agreement is dependent upon my eligibility to participate in the IESPP.

         Date: __________________ , 199__
                                                ________________________________
                                                Signature of Employee

                                                Printed Name:___________________


         Start Date of my Purchase Period:  _____________, 199_